UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 11-K
(Mark One)
☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number: 1-8649

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
The Toro Company Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Toro Company
8111 Lyndale Avenue South
Bloomington, MN 55420-1196

THE TORO COMPANY RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of
The Toro Company Retirement Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Toro Company Retirement Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2025, and the Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CBIZ CPAs, P.C.
We have served as the Plan's auditor since 2024.

West Conshohocken, Pennsylvania
July 13, 2026

THE TORO COMPANY RETIREMENT PLAN
Statements of Net Assets Available for Benefits

December 31	2025	2024
ASSETS
Assets held by trustee, at fair value
Investments at fair value	$1,385,430,490	$1,352,617,779

Receivables:
Employer contribution receivable	22,209,794	5,937,959
Employee contribution receivable	1,370,000	1,160,000
Dividends receivable on The Toro Company Common Stock	918,521	1,029,019
Notes receivable from participants	102	1,694
Other receivable due to investments in transit	—	74,233
Total receivables	24,498,417	8,202,905

Net assets available for benefits	$1,409,928,907	$1,360,820,684

See accompanying Notes to Financial Statements.

THE TORO COMPANY RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits

Fiscal Years Ended December 31	2025	2024
Investment income:
Net appreciation in the fair value of investments	$161,622,859	$87,484,522
Interest and dividends	10,483,207	10,925,701
Net investment income	172,106,066	98,410,223

Contributions:
Employer cash contributions	41,995,693	26,558,574
Employee contributions	46,850,047	46,936,728
Rollover contributions	4,858,985	6,370,227
Total contributions	93,704,725	79,865,529

Deductions from net assets:
Benefit payments	(216,441,371)	(185,859,786)
Administrative and other	(261,197)	(316,735)
Total deductions from net assets	(216,702,568)	(186,176,521)

Net increase (decrease) in net assets available for benefits	49,108,223	(7,900,769)

Net assets available for benefits:
Beginning of year	1,360,820,684	1,368,721,453
End of year	$1,409,928,907	$1,360,820,684

See accompanying Notes to Financial Statements.

THE TORO COMPANY RETIREMENT PLAN
Notes to Financial Statements

1	Summary Description of Plan
The following description of The Toro Company Retirement Plan (the "Plan") is provided for general information purposes only. The description applies to each of the years for which financial statements are presented. Current and former employees (the "Participants") of The Toro Company (the "Company" or the "Plan Administrator") and its related companies that adopt the Plan should refer to the Plan document, amended and restated effective January 1, 2016, and subsequent amendments and the Summary Plan Description for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan formed for the purpose of providing retirement benefits to Participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). There is a profit-sharing portion and an employee stock ownership plan ("ESOP") portion of the Plan. The portions of Participant accounts that do not hold the Company's Common Stock are included in the profit-sharing portion of the Plan. The portions of Participant accounts that hold the Company's common stock ("Common Stock"), are included in the ESOP portion of the Plan.
Eligibility for Participation in Plan
Current employees of the Company are eligible to contribute to the Plan through their salary reduction contributions after they have completed 30 consecutive days of employment. Once eligible, employees become automatically enrolled to make salary reduction contributions and become Participants, unless they affirmatively elect otherwise.
Contributions and Vesting
Upon becoming eligible to contribute to the Plan, Participants are automatically enrolled to contribute four percent of their pre-tax compensation to the Plan through salary reduction contributions. However, Participants may affirmatively elect otherwise, either not to contribute to the Plan, to contribute at a different pre-tax rate, or to contribute on an after-tax basis with a Roth option. Participants who are automatically enrolled are automatically covered by an escalation provision that increases their rate of pre-tax contribution by one percent each calendar year, not to exceed 15 percent of the Participant's pre-tax compensation, beginning on the first payday on or after the first day of June, unless the Participant affirmatively elects otherwise. The Plan states that total contributions, including both pre-tax contributions and after-tax contributions, as applicable, cannot exceed 50 percent of a Participant's compensation. Participants can elect to contribute on a pre-tax, or after-tax basis under the Roth option, at a rate of their choosing, ranging from one percent to 50 percent of their compensation, in one percent increments, subject to contribution limits set by federal tax law and published by the United States Internal Revenue Service (“IRS”). Participants are immediately 100 percent vested in their own salary reduction contributions.
The Company makes matching contributions to the Plan with respect to a Participant's salary reduction contributions. These matching contributions are equal to 100 percent of a Participant's salary reduction contributions, including catch-up contributions, not to exceed four percent of the Participant's eligible compensation. Such matching contributions vest in full upon completion of two years of vesting service, which is defined as a Plan year in which a Participant is credited with at least one hour of service. Contributions from Plan participants and the matching contributions from the Employer are recorded in the year in which participant compensation is earned.
Participants may also be eligible for discretionary annual contributions that may be made by the Company to the Plan on their behalf, which could include contributions in cash or contributions to the ESOP portion of the Plan in the form of Common Stock. Participants are eligible to receive discretionary annual contributions in a given year, if applicable, if they have already met the eligibility requirements to be a Participant in the Plan, were employed by the Company on the last day of the respective Plan year, and have completed 1,000 hours of service during the respective Plan year.

Discretionary annual contributions made by the Company in cash are invested based on a Participant's selection of investment options, and thus could be included in either the profit-sharing portion of the Plan or the ESOP portion of the Plan depending on the Participant's investment elections. To the extent that a discretionary annual cash contribution is made by the Company for a Plan year, it is allocated among eligible Participants based on each Participant's eligible compensation for the Plan year, plus the Participant's eligible compensation above the Social Security taxable wage base. Discretionary annual cash contributions of $21.6 million and $5.4 million, respectively, were recorded by the Company on behalf of Participants related to the Plan year ended December 31, 2025, paid in 2026, and December 31, 2024, paid in 2025. To the extent that a discretionary annual contribution is made by the Company for a Plan year in the form of Common Stock, it is allocated based on the Participant's eligible compensation for the Plan year. The Company did not make ESOP contributions in the form of Common Stock during the Plan years ended December 31, 2025 and 2024. Discretionary annual contributions made by the Company, including both contributions in cash and in the form of Common Stock, and earnings attributable thereto, vest at a rate of 20 percent after one year of vesting service, with an additional 20 percent vesting each year of vesting service thereafter until the Participant is 100 percent vested.
Rollovers
Participants may make rollover contributions to the Plan representing distributions from other qualified retirement plans. Participants are allowed to subsequently withdraw or transfer such amounts that they previously rolled into the Plan. Transfers of Participants’ interests are made by Fidelity Management Trust Company, acting as the trustee of the Plan ("Trustee"), and are recorded when paid or transferred, respectively.
Investment of Participant Accounts
Participants may choose to have their accounts, including those initially invested in Common Stock, invested in any of the investment options made available under the Plan or in Common Stock, subject to certain limitations. No more than 25 percent of a Participant's contributions, and contributions made by the Company on their behalf, may be invested in Common Stock. Reallocations of investments in a Participant’s account cannot be made to Common Stock if more than 25 percent of the Participant’s account is invested in Common Stock. All contributions to the Plan are made to a trust that holds all of the assets of the Plan.
Forfeiture
Upon a Participant's termination of service due to resignation, discharge, or retirement prior to the Plan's retirement age of 65, the unvested portion of such Participant's account balance is forfeited. During the years ended December 31, 2025 and 2024, forfeited non-vested contributions and earnings attributable thereto, including matching contributions and discretionary annual contributions, as applicable, totaled $0.5 million and $0.8 million, respectively. Forfeited amounts are used to offset future Company contributions to the Plan.
Payment of Benefits
Upon a Participant's termination of service due to death, disability, resignation, discharge, or retirement, such Participant, or a designated beneficiary in the event of termination of service due to death or disability, is eligible to receive distribution payments in the form of a lump-sum payment or in installments in an amount equal to the value of such Participant's vested interest in the Plan. Participants may request hardship withdrawals under IRS guidelines in the event of a defined financial hardship which cannot be reasonably met from other resources of the Participant. In addition, at age 59½, Participants are able to take in-service withdrawals in an amount equal to the value of the Participant's vested interest in the Plan. To the extent an account is invested in Common Stock, a withdrawal or distribution can be in the form of Common Stock or cash. Benefit payments are made by the Trustee and are recorded when paid or transferred, respectively.
Termination Rights
Although the Company has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions to the Plan at any time and may also terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of termination of the Plan, Participant account balances would become fully vested and would be distributed to Participants.

2	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and are presented on the accrual basis of accounting.
Accounting Estimates
The preparation of the financial statements and any supplemental information in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan has investments in a variety of investment funds that, in general, are exposed to various risks, such as interest rate and credit risk, as well as overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the value of the Participants' account balances and the amounts reported in the financial statements.
Valuation of Investments and Income Recognition
The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. Refer to Note 3, Fair Value Measurement, for additional information regarding the fair value measurements of the Plan's investments. Purchases and sales of all investments are recorded on a trade-date basis. Net appreciation, or depreciation, includes the Plan's gains, or losses, respectively, on investments bought and sold, as well as held during the year and is reflected in the financial statements. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Concentrations of Risk
As of December 31, 2025 and 2024, approximately 13 percent and 16 percent of the investments of the Plan, respectively, were invested in Common Stock. As a result of this concentration, net assets available for benefits are particularly sensitive to changes in the fair value of investments in Common Stock. The underlying value of the Common Stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance and other factors.
Notes Receivable from Participants
In general, the Plan does not permit loans to Participants from their individual accounts. However, outstanding Participant loans transferred into the Plan as a result of a plan merger with, and into, the Plan remain outstanding in accordance with the existing terms of the promissory notes and plan loan policies in effect immediately before the merger. Participant loans are recorded as notes receivable from participants on the financial statements. Such Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis and related fees are recorded as administrative expense when incurred. No allowance for current expected credit losses has been recorded on the outstanding Participant loan balance as of December 31, 2025 or 2024.
Indirect Investments in Fully Benefit-Responsive Investment Contracts
The Plan indirectly invests in fully benefit-responsive investment contracts and security-backed contracts through the Plan's investment in the Vanguard Retirement Savings Trust IV, held as of December 31, 2025 and 2024. An investment contract is a contract issued by a financial institution to provide a consistent return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee provided by a third party. Investments in the Vanguard Retirement Savings Trust IV were recorded at a fair value of $35.7 million and $43.1 million as of December 31, 2025 and 2024, respectively. Investments in the Vanguard Retirement Savings Trust IV are categorized as common collective trust funds for the years ended December 31, 2025 and 2024 in Note 3, Fair Value Measurement. The yield earned by the Vanguard Retirement Savings Trust IV was approximately three percent as of December 31, 2025 and 2024.
Administrative Expenses
Administrative costs of the Plan are shared by the Company and Participants, depending upon the type of administrative cost, and are recorded when the expense has been incurred. Investment management fees are netted against investment income.

3	Fair Value Measurement
The Plan categorizes its assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs reflecting management’s assumptions about the inputs used in pricing the asset or liability.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The Plan's investments in mutual funds, money market funds, and Common Stock are classified as Level 1 assets in the fair value hierarchy. Mutual funds and investments in Common Stock are valued based on the unadjusted closing market price reported on the active market on which the individual securities are traded. Money market funds are open-end, actively traded mutual funds that are registered with the Securities and Exchange Commission and are valued at the daily closing price as reported by the fund. Investments held within the self-directed brokerage account are classified as Level 1 assets in the fair value hierarchy and primarily consist of mutual funds and common stocks that are valued based on the unadjusted closing market price reported on the active market on which the individual securities are traded.
Common Collective Trust Funds
The Plan's investments in common collective trust funds (“CCTs”, singular “CCT”) are classified either as Level 2 assets within the fair value hierarchy or, when measured using net asset value ("NAV") per share (or its equivalent) as a practical expedient, are not classified within the fair value hierarchy.
CCTs classified as Level 2 assets within the fair value hierarchy have characteristics similar to mutual funds and are valued based on the readily determinable quoted market price provided by the fund at the end of each trading day. While the underlying assets in these CCTs are actively traded on an exchange, the CCTs themselves are not and, therefore, are classified as Level 2 assets within the fair value hierarchy.
The Plan's investments in CCTs that do not meet the readily determinable quoted market price criteria described above are measured at NAV per share (or its equivalent) as a practical expedient, and therefore are not classified within the fair value hierarchy. These CCTs had no unfunded commitments as of December 31, 2025 and 2024 and may be redeemed by Participants on a daily basis with no redemption notice period.

The Plan's assets measured at fair value as of December 31, 2025 and 2024 are summarized below:

2025	Total	Level 1	Level 2	Level 3
Mutual funds	$72,777,042	$72,777,042	$—	$—
Common collective trust funds	728,146,074	—	728,146,074	—
Common collective trust funds measured at net asset value[1]	354,757,285	—	—	—
Money market funds	17,442,537	17,442,537	—	—
Self-directed brokerage	26,891,469	26,891,469	—	—
The Toro Company Common Stock	185,416,083	185,416,083	—	—
Investments at fair value	$1,385,430,490	$302,527,131	$728,146,074	$—

2024	Total	Level 1	Level 2	Level 3
Mutual funds	$75,061,339	$75,061,339	$—	$—
Common collective trust funds	1,013,826,271	—	1,013,826,271	—
Money market funds	23,836,612	23,836,612	—	—
Self-directed brokerage	22,971,773	22,971,773	—	—
The Toro Company Common Stock	216,921,784	216,921,784	—	—
Investments at fair value	$1,352,617,779	$338,791,508	$1,013,826,271	$—
1 Certain investments that are measured using net asset value per share (or its equivalent) as a practical expedient for fair value have not been classified in the fair value hierarchy.

4	Party-in-Interest Transactions
As of December 31, 2025, the Trustee and the Company are parties-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee, and some of the investment funds available to Participants include investment funds under a self-directed brokerage account and money market funds managed by the Trustee. Transactions between the Plan and the Trustee are exempt from being considered as "prohibited transactions" under ERISA Section 408(b). The Plan had no prohibited transactions with parties-in-interest during 2025 and 2024.
Transactions involving Common Stock qualify as party-in-interest transactions that are exempt from the prohibited transaction rules under ERISA. At December 31, 2025 and 2024, the Plan held 2,355,182 and 2,707,945 shares of Common Stock, respectively, with a cost basis of approximately $63.0 million and $68.4 million, respectively. During the years ended December 31, 2025 and 2024, the Plan recorded dividend income on shares of Common Stock of $3.9 million and $4.4 million, respectively.

5	Plan Tax Status
The Plan Administrator received a favorable determination letter dated November 1, 2017 from the IRS stating that the Plan constitutes a qualified plan under Section 401(a) of the United States Internal Revenue Code ("IRC") and that the trust created under the Plan is exempt from federal income tax under Section 501(a) of the IRC. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability, or asset, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that as of December 31, 2025, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6	Subsequent Events
The Company evaluated all subsequent events through July 13, 2026, the date that the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements.

THE TORO COMPANY RETIREMENT PLAN
Schedule H, line 4a - Schedule of Delinquent Participant Contributions

EIN 41-0580470 Plan #203

December 31, 2025

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are Included ☒	Contributions not corrected	Contributions corrected outside VFCP*	Contributions pending correction in VFCP*	Total fully corrected under VFCP and PTE 2002-51**
$7,531	$7,531	$—	$—	$—
*    Voluntary Fiduciary Correction Program
**    Prohibited Transaction Exemption 2002-51

See accompanying Report of Independent Registered Public Accounting Firm.

THE TORO COMPANY RETIREMENT PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)

EIN 41-0580470 Plan #203

December 31, 2025

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	T. Rowe Price International Discovery Fund I Class	Mutual Fund	**	$16,090,723
	Vanguard Explorer Fund Admiral Shares	Mutual Fund	**	$21,794,194
	PIMCO International Bond Fund (Unhedged) Institutional Class	Mutual Fund	**	$2,809,636
	PGIM Total Return Bond Fund Class R6	Mutual Fund	**	$11,732,422
	American Beacon Small Cap Value Fund Class R6	Mutual Fund	**	$20,350,066
	Northern Trust Collective Aggregate Bond Index Fund	Common Collective Trust Measured at NAV	**	$12,672,478
	Northern Trust Collective S&P 500 Index Fund	Common Collective Trust Measured at NAV	**	$272,392,269
	Northern Trust Collective Russell 2000 Index Fund	Common Collective Trust Measured at NAV	**	$13,353,419
	Northern Trust Collective S&P 400 Index Fund	Common Collective Trust Measured at NAV	**	$56,339,120
	Great Gray Europacific Growth Trust Class R2	Common Collective Trust	**	$32,680,618
	Vanguard Retirement Savings Trust IV	Common Collective Trust	**	$35,657,455
	Vanguard Target Retirement Income Trust I	Common Collective Trust	**	$7,507,909
	Vanguard Target 2020	Common Collective Trust	**	$15,961,608
	Vanguard Target 2025	Common Collective Trust	**	$60,728,543
	Vanguard Target 2030	Common Collective Trust	**	$101,435,776
	Vanguard Target 2035	Common Collective Trust	**	$118,200,852
	Vanguard Target 2040	Common Collective Trust	**	$95,609,130
	Vanguard Target 2045	Common Collective Trust	**	$86,621,853
	Vanguard Target 2050	Common Collective Trust	**	$68,075,206
	Vanguard Target 2055	Common Collective Trust	**	$53,974,287
	Vanguard Target 2060	Common Collective Trust	**	$30,932,512
	Vanguard Target 2065	Common Collective Trust	**	$19,390,893
	Vanguard Target 2070	Common Collective Trust	**	$1,369,432
*	Fidelity Treasury Only Money Market	Money Market Fund	**	$17,442,537
*	Fidelity Brokerage Link	Self-Directed Brokerage	**	$26,891,469
*	The Toro Company	The Toro Company Common Stock	**	$185,416,083
*	Participant Loan Fund	Notes receivable from participants***	—	$102
*	Other receivable due to investments in transit	Other receivable due to investments in transit	**	$—
Total				$1,385,430,592
*    Party-in-interest as defined by ERISA.
**    Cost information is not required for Participant-directed investments and therefore is not included.
***    One loan outstanding with an interest rate of 5.00%.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Retirement Plan

Date: July 13, 2026	/s/ Angela C. Drake
Angela C. Drake
Vice President and Chief Financial Officer of The Toro Company (duly authorized officer, principal financial officer, and principal accounting officer)

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - CBIZ CPAs P.C.